KANE KESSLER, P.C.

1350 AVENUE OF THE AMERICAS

NEW YORK, NEW YORK 10019

(212) 541-6222

December 21, 2007

VIA EDGAR

Securities and Exchange Commission

Mail Stop: 3561

100 F Street, NE

Washington, D.C. 20549

Attention:	Ellie Quarles
Special Counsel

Re:	Jarden Corporation
Definitive 14A
Filed March 30, 2007
File No. 1-13665

Dear Mr. Quarles:

We hereby submit in electronic format with the Securities and Exchange Commission (the “Commission”), pursuant to the Securities Exchange Act of 1934, as amended (the “Act”), and Regulation S-T, the following supplemental information and responses to the Commission’s letter of comment dated December 11, 2007 (the “Staff Letter”). In connection therewith, set forth on Exhibit A hereto are the Company’s responses to the Staff Letter, which have been listed in the order of the comments from the Staff Letter.

Please feel free to contact Robert L. Lawrence at (212) 519-5103 or the undersigned at (212) 519-5119, with any questions regarding the foregoing.

Very truly yours,

/s/ Mitchell D. Hollander
Mitchell D. Hollander

Enclosures

cc:	John E. Capps, Esq. (Jarden Corporation)

Exhibit A - Responses of Jarden Corporation to the

Commission Staff Comment Letter dated December 11, 2007

General

1.	We note your responses to comments 4, 5, 6, 11 and 15 in our letter dated August 21, 2007. Please confirm that you will include the information from your responses in the proxy statement.

The Company notes the Staff’s comment and, in response to this comment, the Company advises that the Company will include the information from its response to comments 4, 5, 6, 11 and 15 in our letter dated August 21, 2007 in applicable future filings including, but not limited to, the Proxy Statement (the “Proxy Statement”) to be filed in respect of the Company’s 2008 Annual Meeting of Stockholders.

Grants of Plan-Based Awards, page 25

2.	We note your response to comment 14 in our letter dated August 21, 2007 and we reissue that comment. Please explain why the shares granted to Ms. DeStefano and Mr. Tolbert were not included the columns previously referenced.

The Company notes the Staff’s comment and, in response to this comment, the Company advises that upon reexamination of the original comment #14 in the Staff’s letter dated August 21, 2007, and the instructions to Items 402(d) and (e) of Regulation S-K, the Company agrees with the Staff that the shares granted to Ms. DeStefano and Mr. Tolbert, as well as any similar grants in the future, should be disclosed under “Estimated Future Payments Under Equity Incentive Plan Awards (columns (f) – (h)) in the “Grants of Plan-Based Awards” table and under “Equity Incentive Plan Awards” (columns (i) – (j)) in the “Outstanding Equity Awards at Fiscal Year-End” table. The Company originally had disclosed the information in different columns based upon the Company’s reading of the instructions to those Items, but after consulting with counsel the Company has reevaluated the disclosure and will in applicable future filings disclose the information in the columns indicated by the Staff.

Employment Agreements, page 28

3.	We reissue comment 16 in our letter dated August 21, 2007. Please provide us with an analysis as to whether you believe it is appropriate to omit the budgeted EBITDA goal because disclosure of those targets would result in competitive harm or clearly indicate that you will present this information in the next proxy statement.

The Company notes the Staff’s comment and, in response to this comment, advises that after analysis the Company has determined that if Mr. Lillie’s operating bonus is subject to an EBITDA target in any relevant period, it will disclose the EBITDA performance target in any applicable future filings. In the event that another performance target is applicable, the Company intends to disclose such target in future filings unless such target is not required to be disclosed because the nature of the confidential financial information would result in competitive harm to the Company. In such case, the Company will comply with the requirements of Instruction 4 to Item 402(b) of Regulation S-K.